EXCLUSIVE TECHNICAL SERVICE AND CONSULTANCY AGREEMENT

BETWEEN

SHANGHAI EWORLDCHINA INFORMATION TECHNOLOGIES CO., LTD.

AND

WFOE[意界信息技术（上海）有限公司]

DATED May 11, 2007

**Exclusive Technical Service and Consultancy Agreement**

This **Exclusive Technical Service and Consultancy Agreement** (the "**Agreement**") is entered into in Shanghai of the People's Republic of China (the "**PRC**") as of May 11, 2007 by and between the following parties:

(1) **Shanghai EworldChina Information Technologies Co., Ltd. (上海志信信息技术有限公司)**, a limited liability company established under the PRC laws, with its principal business place at 1088 South Pudong Road, Suite 1202, Shanghai and with Li Zhi Gang (李志钢) as its legal representative ("**Party A**"); and

(2) **WFOE[意界信息技术（上海）有限公司]**, a wholly foreign owned enterprise established under the PRC laws, with its principal business place at 1088 South Pudong Road, Suite 1603, Shanghai ("**Party B**").

(In this Agreement, Party A and Party B may be individually referred to as a "**Party**" and collectively as the "**Parties**".)

INTRODUCTION

WHEREAS, Party A needs to engage Party B to provide, and Party B agrees to provide Party A with, software license, technical support and consultancy, and other relevant services in connection with Party A's Business (as defined below).

THEREFORE, upon friendly consultations, the Parties hereby agree as follows:

**Article 1   Definition**

1.1 Except as otherwise construed in the terms or context hereof, the following terms used herein shall have the following meanings:

"**Annual Business Plan**"	shall mean the development plan and budget report for Party A's Business in the next calendar year which is prepared by Party A with the assistance of Party B pursuant to this Agreement before November 30 of each year.
"**Client Information**"	shall have the meaning set forth in Article 6.1 of this Agreement.

"Confidential Information"	shall have the meaning set forth in Article 6.2 of this Agreement.
"Defaulting Party"	shall have the meaning set forth in Article 11.1 of this Agreement.
"Defaulting"	shall have the meaning set forth in Article 11.1 of this Agreement.
"Equipment"	shall mean any and all equipments owned by Party B or purchased by Party B from time to time, which are used for the purpose of provision of the Services.
"Non-defaulting Party"	shall have the meaning set forth in Article 11.1 of this Agreement.
"Party A's Business"	shall mean any and all businesses engaged and developed by Party A currently and at any time during the effective term hereof.
"Receiving Party"	shall have the meaning set forth in Article 6.2 of this Agreement.
"Rights"	shall have the meaning set forth in Article 13.5 of this Agreement.
"Services"	shall mean the software license, technical support, technical consultancy, technical training and other services to be exclusively provided by Party B to Party A, which are related to Party A's Business, the Services include but are not limited to:

(1) license to Party A of relevant software required for Party A's Business;
(2) provision to Party A of general solutions regarding information technology necessary for Party A's Business;
(3) daily management, maintenance and upgrading of hardware equipments and databases;
(4) development, maintenance and upgrading of related application softwares;
(5) training of professional technical personnel for

Party A;

(6) assisting Party A in collection and research of relevant technical information; and

(7) provision of other relevant technical and consultancy services required by Party A from time to time to the extent as permitted by the Laws of the PRC.

"Service Fees"	shall mean all fees payable by Party A to Party B pursuant to Article 3 of this Agreement in respect of the Services provided by Party B.
"Business Revenue"	shall mean, for any year within the effective term hereof, the revenues arising from the operation of Party A's Business by Party A in such year which are recorded in the column "Major Business Revenue" of Party A's balance sheet according to the Chinese Accounting Standards.
"Year"	shall mean a calendar year from January 1 to December 31.

1.2 The references to any laws and regulations (the **"Laws"**) herein shall be deemed (1) to include the references to the amendments, changes, supplements and reenactments of such Laws, irrespective of whether they take effect before or after the formation of this Agreement; and (2) to include the references to other decisions, notices or regulations enacted in accordance therewith or effective as a result thereof.

1.3 Except as otherwise stated in the context herein, all references to an article, clause, item or paragraph herein shall refer to the relevant part of this Agreement.

Article 2   Services

2.1 To improve the operation of Party A's Business, Party A wishes to engage Party B to provide Services to it, and Party B agrees to provide such Services to Party A. Therefore, Party A appoints Party B as its exclusive provider of software license and technical services, providing Party A with Services as defined hereof on an exclusive basis, and Party B agrees to accept such appointment.

2.2 Party B shall provide Services to Party A according to the terms of this Agreement, and Party A shall try its best to facilitate Party B to provide Services.

Article 3   Service Fee

3.1   In respect of Services provided by Party B pursuant to Article 2 hereof, Party A agrees to pay Party B the Service Fees. From April 1, 2007 to December 31, 2007, the amount of the Service Fees shall be twenty-five percent (25%) of the total Business Revenue of Party A. Starting from 2008, the standards of the Service Fees will be yearly adjusted and determined in writing by the Parties.

3.2   The Parties agree that Party A shall pay the Service Fees according to the provisions as follows:

(1) Party A shall pay the Service Fees to Party B on a quarterly basis. Prior to January 10, April 10, July 10 and October 10 of each Year, Party A shall make the payment of the Service Fees for the previous three (3) months. The Service Fees from October 1, 2006 to December 31, 2006 shall be paid by Party A prior to January 10, 2007.

(2) After the end of each of Party A's accounting years, Party A and Party B shall, on the basis of Party A's total annual Business Revenue in the preceding accounting year confirmed by the auditing report issued by a PRC certified public accountants firm which is mutually accepted by the Parties, carry out the overall examination and verification on the Service Fees actually payable by Party A, and shall make corresponding payment adjustment (to return in case of overpayment, or make up in case of underpayment) within fifteen (15) working days after issuance of the auditing report. Party A undertakes to Party B that it will provide all necessary materials and assistance to the relevant PRC certified public accountants firm, and procure such firm to complete and issue to the Parties the auditing report for the preceding accounting year within thirty (30) working days after the end of each accounting year.

3.3   Party A shall, according to the provisions of this Article, pay all the Service Fees in a timely manner into the bank account designated by Party B. In case Party B changes its bank account, it shall notify Party A in writing of such change seven (7) working days in advance.

3.4   Upon mutual agreement of the Parties, the Parties should enter into a supplementary agreement in the form as set forth in Appendix I each Year from 2008 to determine the specific calculation method of the Service Fees as set forth in Article 3.1 that should be paid by Party A to Party B in that Year. The Parties shall determine and execute such supplementary agreement through consultation one month prior to the beginning of that Year.

3.5   Within the effective term of this Agreement, in case Party B provides other services not included herein according to the requirements of Party A, the Parties agree to cooperate first in the manner prescribed hereunder or the manner most similar to that agreed herein and accordingly adjust the calculation method of the Service Fees set forth in Article 3 in writing.

Article 4   Obligations of Party A

4.1   The Services provided by Party B under this Agreement shall be exclusive. During the effective term hereof, without the prior written consent of Party B, Party A shall not enter into any agreement with any third party for the purpose of engaging such third party to provide services identical with or similar to those provided by Party B.

4.2   Party A shall provide Party B with the determined Annual Business Plan of Party A for the next Year before November 30 of each Year, in order to facilitate Party B to arrange plans of Services, purchase necessary software and Equipment and obtain technical service strength accordingly. In case Party A occasionally needs Party B to purchase certain new Equipment, it shall consult with Party B fifteen (15) days in advance in order to achieve mutual agreement between the Parties.

4.3   To facilitate Party B's provision of Services, Party A shall provide Party B with such relevant materials as required by Party B in an accurate and timely manner.

4.4   Party A shall pay the full amount of the Service Fees to Party B in a timely manner according to Article 3 hereof.

4.5   Party A shall maintain a good reputation of its own and make its best efforts to actively develop business and maximize profits.

4.6   The Parties hereby acknowledge that in accordance with the terms and conditions set forth in the Equity Pledge Agreement dated May 11, 2007 between all the registered shareholders of Party A (the "**Current Shareholders**") upon the execution of this Agreement and Party B, the Current Shareholders have pledged to Party B the equity interest held by them respectively in Party A to guarantee the performance of Party A's obligations hereunder.

Article 5   Intellectual Property Rights

5.1 Intellectual property rights of the work products generated during Party B's provision of Services hereunder shall belong to Party B, except for the following:

(1) intellectual property rights lawfully owned by third parties, which Party A or Party B has lawfully obtained the right to use through license or other means; and

(2) as otherwise agreed in writing between the Parties.

Article 6   Confidentiality Obligation

6.1   Within the effective term of this Agreement, all client information and other related materials (the "**Client Information**") in connection with Party A's Business and Services provided by Party B shall be jointly owned by the Parties.

6.2   Notwithstanding whether this Agreement is terminated or not, Party A and Party B shall both be obliged to keep strict confidential the commercial secrets and proprietary information of the other Party, the Client Information and other relevant materials jointly owned by the Parties, and other non-public information owned by the other Party, which are received by the Parties during the performance of this Agreement (collectively, the "**Confidential Information**"). The Party receiving the Confidential Information (the "**Receiving Party**") shall not disclose the Confidential Information or any part thereof to any third parties except for disclosures made to third parties with the prior written consent by the other Party hereto or as required by relevant laws and regulations or the rules of relevant stock exchanges; except for the purpose of performance of this Agreement, the Receiving Party shall not use or indirectly use the Confidential Information or any part thereof.

6.3   The following information shall not be considered as Confidential Information:

(a)   any information previously obtained by the Receiving Party as evidenced by written proof;

(b)   information that enters into the public domain or is known by the public not through or for the reason of the fault of the Receiving Party; or

(c)   information legally obtained by the Receiving Party by other means thereafter.

6.4   The Receiving Party may disclose the Confidential Information to its relevant employees, agents or professionals it employed, provided that the Receiving Party shall secure that the above persons shall also be bound by this Agreement to keep the Confidential Information in confidentiality and make use of such Confidential Information only for the purpose of performance of this Agreement.

Article 7   Undertakings and Warranties

7.1 Party A hereby represents, warrants and undertakes as follows:

7.1.1   it is a limited liability company duly registered and validly existing under the laws of its incorporation place with independent legal person qualification; it has full and independent legal status and legal capacity to execute, deliver and perform this Agreement, and may sue and be sued as in independent party;

7.1.2   it has full corporate power and authorization to execute and deliver this Agreement and all other documents to be entered into by it in relation to the transactions referred to herein; it has full power and authorization to complete the transactions referred to herein.   This Agreement has been duly and appropriately executed and delivered by it and shall constitute legal and binding obligations on it, enforceable against it in accordance with its terms;

7.1.3   it shall, within fifteen (15) working days upon the end of each quarter, provide Party B with the quarterly financial statements for such quarter and the budget for the next quarter, and shall, within thirty (30) working days after the end of such year, provide Party B with the annual financial statements for such year and the budget for the next year;

7.1.4   it shall notify Party B in a timely manner of any litigation and other adverse situations it is involved in, and make its best efforts to prevent further losses;

7.1.5   without the written consent from Party B, Party A shall not, in whatever means, dispose of its material assets or change its current shareholding structure.

7.1.6   it shall not enter into any transactions (except for those arising from the ordinary and normal courses of business or those disclosed to Party B and consented by it in writing) which may materially affect the assets, liabilities, business operation, shareholding structure, any equity in a third party and other legal rights of Party A.

7.2 Party B hereby represents and warrants as follows:

7.2.1   it is a limited liability company duly registered and validly existing under the laws of its incorporation place with independent legal person qualification; it has full and independent legal status and legal capacity to execute, deliver and perform this Agreement, and may sue and be sued as in independent party;

7.2.2   it has full corporate power and authorization to execute and deliver this Agreement and all other documents to be entered into by it in relation to the transactions referred to herein, and it has full power and authorization to complete the transactions referred to herein.   This Agreement has been duly and appropriately executed and delivered by it and shall constitute legal and binding obligations on it, enforceable against it in accordance with its terms.

Article 8   Term of Agreement

8.1   The Parties hereby acknowledge that this Agreement shall be formed and effective upon due execution by the Parties. Unless early terminated as agreed by the Parties in writing, this Agreement shall remain in force during the existing period of both parties.

8.2   Obligations of Party A and Party B under Article 6 hereof shall survive the termination of this Agreement; and the termination of this Agreement shall not affect performance of Party A's obligations to pay the Service Fees payable and outstanding under Article 3 hereof.

Article 9   Indemnification

Party A shall hold Party B harmless and indemnify Party B against any and all losses Party B suffers or may suffer arising from the provision of Services by Party B, including but not limited to any loss arising from any litigation, repayment pursuit, arbitration, claims lodged by any third party or administrative investigations and/or penalties by government authorities against it; provided, however, losses arising from Party B's intentional misconduct or gross negligence shall not be subject to such indemnification.

Article 10   Notice

10.1 Any notice, request, demand and other correspondences required by or made in accordance with this Agreement shall be in writing and delivered to the relevant party.

10.2 The aforesaid notice or other correspondences shall be deemed to have been delivered upon transmission when it is transmitted by facsimile; or upon handover to the receiver when it is delivered in person; or on the fifth (5th) day after posting if delivered by mail.

Article 11   Default Liability

11.1 The Parties agree and acknowledge that if any Party (the "**Defaulting Party**") substantially breaches any of the agreements made under this Agreement, or substantially fails to perform any of the obligations under this Agreement, such breach shall constitute a default under this Agreement (the "**Default**"), and the non-defaulting party (the "**Non-defaulting Party**") shall have the right to require the Defaulting Party to rectify such Default or take remedial measures within a reasonable period.   If the Defaulting Party fails to rectify such Default or take remedial measures within such reasonable period or within ten (10) days after the Non-defaulting Party notifies the Defaulting Party in writing, requesting it to rectify the Default, then the Non-defaulting Party shall, at its sole discretion, have the right to (1) terminate this Agreement and require the Defaulting Party to indemnify it for all the damage; or (2) require specific performance by the Defaulting Party of its obligations hereunder and require the Defaulting Party to indemnify it for all the damage.

11.2 Notwithstanding any other provisions herein, the effectiveness of this Article 11 shall survive the suspension or termination of this Agreement.

Article 12   Force Majeure

In the event either Party's performance of this Agreement is directly affected or failure by such Party to perform this Agreement as agreed upon is, due to a earthquake, typhoon, flood, fire, war, computer virus, design flaw of instrumental software, internet hacker attack, change in policies and laws, and other unforeseeable or unpreventable or unavoidable force majeure events, the Party which incurs such force majeure event shall immediately inform the other Party by facsimile and within thirty (30) days shall present supporting documents with respect to details of the force majeure event and grounds for the failure or delay to perform this Agreement. The aforesaid supporting documents shall be issued by the notary authority in the region where the force majeure event occurs.   The Parties shall determine whether the performance of this Agreement should be partially exempted or delayed based on the extent of effect by such force majeure event on the performance hereof.   Neither Parties shall be liable for economic losses suffered by either Party due to force majeure events.

Article 13   Miscellaneous

13.1 This Agreement is made in Chinese languages in two (2) counterparts with each Party retaining one (1) counterpart thereof.

13.2 The execution, effectiveness, performance, amendment, interpretation and termination of this Agreement shall be governed by the PRC Laws.

13.3 Any disputes arising from and in connection with this Agreement shall be settled through consultations among the Parties, and if the Parties fail to reach an agreement regarding such disputes within thirty (30) days after their occurrence, such disputes shall be submitted to China International Economic and Trade Arbitration Commission Shanghai Commission for arbitration in Shanghai in accordance with the arbitration rules thereof. The arbitration award shall be final and binding on the Parties.

13.4 Any rights, powers and remedies entitled to either Party by any provision herein shall not preclude any other rights, powers and remedies entitled to such Party in accordance with laws and other provisions under this Agreement, and the exercise of its rights, powers and remedies by a Party shall not preclude the exercise by such Party of its other rights, powers and remedies.

13.5 The failure to or delay by a Party in exercise any of its rights, powers and remedies hereunder or in accordance with laws (the **"Rights"**) shall not constitute a waiver of such Rights, nor shall any single or partial waiver of such Rights preclude the exercise of the same by such Party in other manner and the exercise of other Rights.

13.6 The headings of each articles herein are for reference only, and in no circumstances shall such headings be used in or to affect the interpretation of the provisions hereof.

13.7 This Agreement supersedes any other written or verbal agreement previously entered into by the Parties in relation to the matters prescribed herein and shall constitute the entire agreement between the Parties.

13.8 Each provision contained herein shall be severable and independent of any other provision, and if at any time one or more provisions herein become invalid, illegal or unenforceable, the validity, legality and enforceability of the other provisions hereof shall not be affected thereby.

13.9 Any amendments or supplements to this Agreement shall be made in writing and shall take effect upon due execution by the Parties hereto.

13.10 Party A shall not assign any of its rights and/or obligations hereunder to any third party without the prior written consent from Party B. To the extent not contradicting the PRC laws, Party B shall be entitled, after serving a notice to Party A, to assign any of its rights and/or obligations hereunder to any third party designated by it.

13.11 This Agreement shall be binding on the lawful successors of the Parties.

13.12 The Parties undertake to respectively declare and pay the taxes and fees levied on it related to the transactions hereunder according to law.

[The remainder of this page is intentionally left blank]

(Signature Page)

IN WITNESS WHEREOF, the Parties have caused this **Exclusive Technical Service and Consultancy Agreement** executed as of the date and in the place first set forth above.

Party A

Shanghai EworldChina Information Technologies Co., Ltd.
(上海志信信息技术有限公司**)**
(Chop)

By: _____
Name:
Position: Authorized Representative

Party B

WFOE[意界信息技术（上海）有限公司**]**
(Chop)

(Company chop)

By: _____
Name:
Position: Authorized Representative

Appendix I:

Form of Supplementary Agreement

This Supplementary Agreement to the Exclusive Technical Service and Consultancy Agreement (the "**Supplementary Agreement**") is entered into in _____, the People's Republic of China (the "**PRC**") as of _____ by and between the following Parties:

(1) **Shanghai EworldChina Information Technologies Co., Ltd. (上海志信信息技术有限公司) ("Party A")**
     Contact Address: 1088 South Pudong Road, Suite 1202, Shanghai
     Legal Representative: Li Zhi Gang (李志钢)

(2) **WFOE [意界信息技术（上海）有限公司] ("Party B")**
     Contact Address: 1088 South Pudong Road, Suite 1603, Shanghai

(For the purpose of this Supplemental Agreement, Party A and Party B may be individually referred to as a "**Party**" and collectively as the "**Parties**".)

In accordance with the Exclusive Technical Service and Consultancy Agreement entered into by and between the Parties as of May 11, 2007, the Parties hereby enter into the supplemental agreement as follows:

For Year _____, Party A shall pay the Service Fees to Party B on a quarterly basis according to Article 3.2(1) of the Exclusive Technical Service and Consultancy Agreement. The Service Fees shall be calculated as follows:

_____

Party A

Shanghai EworldChina Information Technologies Co., Ltd. (上海志信信息技术有限公司)

Party B

WFOE[意界信息技术（上海）有限公司]

(Company chop)

By: _____
Name:
Position: Authorized Representative

(Company chop)

By: _____
Name:
Position: Authorized Representative

Signatures Attachment

[签署页]

兹此为证，本独家技术许可与服务协议由双方于文首之日及地点签署。

甲方：

上海志信信息技术有限公司
(盖章)



签署：
姓名：
职务：授权代表

乙方：

意界信息技术（上海）有限公司

(盖章)



签署：
姓名：
职务：

WFOE&EWORLDCHINA
Technical Service Agreement-　　　　　签署页